111 3478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 15, 2004

Act	Exchange Act of 1934
Section	Regulation M
Rule	Rule 102
Public Availability	10-15-04

Carol B. Stubblefield, Esq.
Coudert Brothers LLP
1114 Avenue of the Americas
New York, NY 10036-7703

Re: Lend Lease Corporation Limited
File No. TP 04-102

Dear Ms. Stubblefield:

In your letter dated October 15, 2004, as supplemented by conversations with the staff, you request on behalf of Lend Lease Corporation Limited ("Lend Lease") and General Property Trust ("GPT") an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with the proposed stapling of Lend Lease ordinary shares with units of GPT. Specifically, you seek an exemption to permit Lend Lease and GPT to extend the Proposed Stapling Transaction into the United States while at the same time conducting the Off-Market Share Buy-Back, the GPT Cash Out Option, and the Lend Lease Subscription under Australian law. We have attached a photocopy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

As a consequence of the Proposed Stapling Transaction, Lend Lease and GPT are each restricted from bidding for, purchasing, or arranging for others to bid for or purchase, each of the Stapled Securities, the Lend Lease Shares and the GPT Units during the applicable restricted period under Rule 102 of Regulation M, unless specifically excepted by or exempted from Rule 102. At the same time as they are being asked to submit proxies for approval of the Proposed Stapling Transaction, Lend Lease Shareholders and GPT Unitholders will be asked to make elections to participate in the (i) Off-Market Share Buy-Back (Lend Lease Shareholders only), and (ii) GPT Cash Out Option (GPT Unitholders only). Further, both Lend Lease Shareholders and GPT Unitholders will be asked to consider and approve the Lend Lease Subscription (as part of their approval of the stapling). Thus, Lend Lease and GPT will be offering to acquire (or seeking security holder approval to acquire) reference securities (i.e., the Lend Lease Shares and GPT Units).

[redacted]

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit Lend Lease and GPT to purchase shares in the manner described in your letter. In particular, in your correspondence you make the following key representations:

- Lend Lease and GPT are each "foreign private issuers" as defined in Rule 3b-4(c) of the Exchange Act;
- Lend Lease and GPT as well as the stapling transaction are subject to regulation by the Australian Securities and Investments Commission ("ASIC") and the Australian Stock Exchange ("ASX");
- Under Australian law, the Off-Market Share Buy-Back, the Lend Lease Subscription, and the GPT Cash Out Option are permitted during the pendency of the Proposed Stapling Transaction;
- The overlapping of the timing of the transactions is a result of the fact that most of the individual transactions are subject to approval by Lend Lease shareholders and/or GPT Unitholders and, with the exception of the Off-Market Share Buy-Back, are conditional upon the effectiveness of the stapling;
- ADRs and Lend Lease shares held by individuals residing in the United States represent less than 10% of shares outstanding and units of GPT held by persons residing in the United States represent less than 5% of units outstanding;
- No purchases of Lend Lease Shares under the Off-Market Share Buy-Back, no purchases of GPT Units by Lend Lease pursuant to the Lend Lease Subscription and no purchases of GPT Units under the GPT Cash Out Option will occur until after the votes of the Lend Lease Shareholders and the GPT Unitholders have taken place;
- All of the purchase and sale transactions will be fully disclosed and explained to shareholders; and
- Neither the Lend Lease Shares nor the GPT Units are traded on any U.S. national securities exchange or on Nasdaq.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director

COUDERT BROTHERS LLP
ATTORNEYS AT LAW

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 22 2004
DIVISION OF MARKET REGULATION

October 15, 2004

By Courier and Facsimile

Mr. James Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
U.S. Securities and Exchange Commission
Stop 10-01
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Lend Lease Corporation Limited; General Property Trust Request for Exemption under Rule 102(e) of Regulation M***

Dear Mr. Brigagliano:

We are writing on behalf of Lend Lease Corporation Limited, a corporation organized under the laws of New South Wales, Australia ("**Lend Lease**"), and General Property Trust, a unit trust organized under the laws of Australia ("**GPT**"), to request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "**Commission**"), grant each of Lend Lease and GPT an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under, among other provisions, the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), with respect to the transactions described below in connection with the proposed stapling of Lend Lease ordinary shares with units of GPT, under the authority provided in Rule 102(e) of Regulation M. Alternatively, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission for violation of Regulation M if Lend Lease and GPT proceed with the transactions in the manner described below.

I. Background

A. Lend Lease

Lend Lease is a corporation organized under the laws of New South Wales, Australia. Its ordinary shares (the "**Lend Lease Shares**") are listed for trading on the Australian Stock Exchange (the "**ASX**") which is the primary market for such Shares. Lend Lease is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act. Lend Lease has obtained an exemption from the reporting requirements pursuant to Rule 12g3-2(b) under the Exchange Act. There is an American Depository Receipt facility relating to Lend Lease Shares in the United States that accounts for approximately 0.73% of the outstanding Lend Lease Shares as of September 17, 2004. Lend Lease has determined that as of September 17, 2004, approximately 9.7% of the Lend Lease Shares were held by persons resident in the United States in accordance with Rule 800 under the Securities Act of 1933, as amended (the "**Securities Act**").

B. GPT

GPT is a unit trust organized under the laws of Australia. Its units (the "**GPT Units**", and together with the Lend Lease Shares, the "**Securities**") are listed for trading on the ASX which is the primary market for such units. GPT Management Limited, a corporation organized under the laws of Australia, as issuer of the securities of GPT, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, has no class of securities registered under Section 12 of the Exchange Act and is not and has never been subject to the periodic reporting requirements of the Exchange Act. In connection with the proposed transaction, GPT Management Limited has submitted to the Commission a letter claiming the exemption from the reporting requirements pursuant to Rule 12g3-2(b) under the Exchange Act. GPT has determined that as of September 17, 2004, approximately 4.55% of the GPT Units were held by persons resident in the United States.

II. The Proposed Transaction

The proposed transaction will result in the creation of a new merged enterprise, called the Lend Lease Group, through the implementation of a stapled securities structure for Lend Lease and GPT. Each stapled security will consist of one Lend Lease Share and one GPT Unit (the "**Stapled Securities**"). Upon the consummation of the stapling, each of Lend Lease and GPT will remain as separate legal entities under Australian corporate law. However, trading in Lend Lease Shares and GPT Units separately will cease. Participating holders of each entity will have exchanged their interests in individual Lend Lease Shares and individual GPT Units, respectively, for interests in the Stapled Securities. The new Stapled Securities will be traded on the ASX as securities of the Lend Lease Group under a new single trading symbol.

A. The Proposed Stapling Transaction

To effectuate the stapling of the Securities (the "**Proposed Stapling Transaction**"), each of Lend Lease and GPT will obtain requisite approvals, respectively, from Lend Lease's shareholders (the "**Lend Lease Shareholders**") at meetings of the Lend Lease Shareholders (the "**Lend Lease Shareholders Meeting**") and GPT's unitholders (the "**GPT Unitholders**", and together with Lend Lease Shareholders, the "**Security Holders**") at a meeting of the GPT Unitholders (the "**GPT Unitholders Meeting**"), including, among other things, approvals by Lend Lease Shareholders for stapling the GPT Units to the Lend Lease Shares, and approvals by GPT Unitholders for stapling the Lend Lease Shares to the GPT

Units. The Proposed Stapling Transaction will require the approval of not less than 75% of the outstanding Lend Lease Shares (and 50% of the Lend Lease Shareholders) and 75% of the outstanding GPT Units present and voting at the respective Lend Lease Shareholders Meeting and GPT Unitholders Meeting. There will be no dissenters' rights for the Lend Lease Shareholders or the GPT Unitholders.

The stapling will be carried out pursuant to schemes under Australian law. With respect to Lend Lease, the stapling will be carried out pursuant to a corporate scheme of arrangement, which requires, among other things, that a court approve the transaction and determine that the transaction is fair to the Lend Lease Shareholders. With respect to GPT, the stapling will be carried out pursuant to a trust scheme which is effected by changing GPT's constitution and which does not require a court determination of fairness. From a U.S. securities law perspective, the Proposed Stapling Transaction will be a business combination conducted under Rule 802 of the Securities Act, on the basis that, as discussed with the Staff of the Division of Corporation Finance (Office of Mergers and Acquisitions), U.S. investors will own not more than 10% of the Stapled Securities, on a pro forma basis, of the Lend Lease Group.[1]

To effectuate the stapling, following the requisite Security Holders' approvals and court proceedings, Lend Lease and GPT will each adopt amendments to their constituent document and will enter into agreements between themselves to the effect that a transfer of Lend Lease Shares or GPT Units will only be completed if it is accompanied by a transfer of an equal number of GPT Units or Lend Lease Shares, respectively, and any issue, repurchase or redemption of Lend Lease Shares or GPT Units will be matched by an issue, repurchase or redemption of GPT Units or Lend Lease Shares, as the case may be. Notwithstanding such restrictions, Lend Lease and GPT will retain the authority to issue unstapled Lend Lease Shares or unstapled GPT Units, as applicable, but only with the other entity's consent.

In connection with the Lend Lease Shareholders Meeting, Lend Lease will distribute to the Lend Lease Shareholders, in mid-October, an information memorandum that will describe the proposed transaction (the "**Shareholder Information Memorandum**"). In connection with the GPT Unitholders Meeting, GPT will distribute to the GPT Unitholders, in mid-October, an information memorandum that will describe the proposed transaction (the "**Unitholder Information Memorandum**"). Lend Lease Shareholders and GPT Unitholders will each have not less than twenty business days (through November 15, 2004) during which to submit proxies for the Lend Lease Shareholders Meeting or the GPT Unitholders Meeting, as the case may be. Such meetings are expected to be held on November 17, 2004. Following the meetings and the requisite court proceedings, the merger of Lend Lease and GPT will

[1] Rule 802(a) provides that in the case of a successor, U.S. holders may hold no more than 10 percent of the class of securities of the successor, as measured immediately after completion of the business combination. The cross-border tender offer release (Securities Act Release No. 7759 (October 22, 1999)) (the "Cross-Border Release") further states that "[i]n business combinations such as an amalgamation, where the securities are issued by a successor company to all participating companies, the calculation would be made based upon U.S. holder information available 30 days before commencement, but applied on a pro forma basis as if measured immediately after completion of the business combination". Lend Lease and GPT have determined that the ownership interest of U.S. holders (on a pro forma basis) of the Lend Lease Group Stapled Securities does not exceed 10%.

become effective on December 20, 2004 (the "**Implementation Date**") and, at that date, Lend Lease Shareholders and GPT Unitholders will own the Stapled Securities in lieu of their pre-existing Lend Lease Shares and GPT Units.

B. Off-Market Share Buy-Back Program

Prior to the Implementation Date, Lend Lease will conduct an off-market share buy-back program (the "**Off-Market Share Buy-Back**") available to all Lend Lease Shareholders. The purpose of the Off-Market Share Buy-Back is to reduce the capital of Lend Lease as part of a separate capital management initiative that Lend Lease is conducting concurrently with the stapling. Lend Lease has previously received shareholder approval to conduct an on-market share buy-back of approximately A$400 million worth of the Lend Lease Shares to dispose of capital that is surplus to its requirements. The on-market share buy-back program has been terminated and will be replaced by the Off-Market Share Buy-Back for up to A$388 million worth of the Lend Lease Shares. Any Lend Lease Shares purchased in the buy-back will be canceled by Lend Lease and will not participate in the stapling. Implementation of the Off-Market Share Buy-Back will be subject to the obtaining of all requisite approvals for the Proposed Stapling Transaction (i.e., Lend Lease Shareholder approval, GPT Unitholder approval and court approval) and will also require a separate vote of 50% of the Lend Lease Shares present and voting at the Lend Lease Shareholders Meeting.

The Off-Market Share Buy-Back will be conducted in a manner similar to a modified Dutch auction. The terms of the Off-Market Share Buy-Back will be described in a Buy-Back handbook distributed to each Lend Lease Shareholder who is eligible to participate in the Off-Market Share Buy-Back and will also be described in the Shareholder Information Memorandum and Buy-Back Overview distributed to each Lend Lease Shareholder in connection with the Lend Lease Shareholders Meeting. The handbook will, ***inter alia***, describe the scheme, provide detailed examples of how the price will be set, describe how reductions will be made in the number of the Lend Lease Shares repurchased from individuals in the event of over-subscription, describe who will have priority rights to sell (generally those who would otherwise be left with odd-lots), and provide other information regarding the mechanics of the buy-back arrangement.[2]

The buy-back handbook will be mailed to the Lend Lease Shareholders shortly after the mailing of the Shareholder Information Memorandum and the Buy-Back Overview but prior to the deadline for the submission of proxies for the Shareholders Meeting. Lend Lease Shareholders may submit their election forms to participate in the buy-back through the buy-back closing date (November 30, 2004). The determination of the purchase price and the actual repurchase of the Lend Lease Shares will occur on or about December 6, 2004.

Lend Lease will not, directly or indirectly, acquire (or contract to acquire or retain any other party to acquire for Lend Lease) any Lend Lease Shares outside of the Off-Market Buy-Back until the buy-back is completed.

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2 For U.S. regulatory purposes, the Off-Market Share Buy-Back would be a tender offer by an issuer for its own securities. Because the Lend Lease Shares are not registered pursuant to Section 12 of the Exchange Act, neither Rule 13e-4 nor the rules under Section 14(d) would apply to the buy-back.

C. Lend Lease's Subscription to the GPT Units

Lend Lease currently holds 0.9% of the issued GPT Units. Following the requisite approvals for the Proposed Stapling Transaction by each of Lend Lease and GPT, Lend Lease will subscribe at fair value for approximately A$1.311 billion worth of GPT Units (the "**Lend Lease Subscription**"), which will be issued by GPT to Lend Lease on the Implementation Date. These GPT Units to be purchased by Lend Lease will comprise approximately 18.6% of the total outstanding GPT Units on a post-issuance basis. The Lend Lease Subscription will be fully disclosed to the Lend Lease Shareholders and the GPT Unitholders in the Shareholder Information Memorandum and the Unitholder Information Memorandum, as applicable, and will be subject to shareholder and unitholder approval at the Lend Lease Shareholders Meeting and the GPT Unitholders Meeting (as part of their approval of the stapling). The GPT Units subscribed for by Lend Lease will not participate in the Proposed Stapling Transaction, will not be publicly traded and will not be voted by Lend Lease. The purpose of the Lend Lease Subscription is to facilitate the desired exchange ratio and to provide funds to GPT for the GPT Cash Out Option (as defined below) and the payment of a special distribution to the existing GPT Unitholders.

D. Cash Out Option for GPT Unitholders

GPT will allow each of the GPT Unitholders the opportunity to receive A$3.48 per Unit from GPT for up to 30,000 Units held by such GPT Unitholder by canceling these GPT Units (the "**GPT Cash Out Option**") in lieu of receiving Stapled Securities. The total amount to be paid out by GPT pursuant to the GPT Cash Out Option will be limited to A$1.311 billion and the 30,000 unit cap will be lowered (pro rata) if this A$1.311 billion limit would otherwise be exceeded.

The GPT Cash Out Option will be fully disclosed to the Lend Lease Shareholders and the GPT Unitholders in the Shareholder Information Memorandum and the Unitholder Information Memorandum, respectively. The GPT Unitholders must submit their election forms to participate in the GPT Cash Out Option (which will be included in, or accompany, the Unitholder Information Memorandum) during the same period in which they may submit their proxies for the GPT Unitholders Meeting (i.e., prior to November 15, 2004).

Implementation of the GPT Cash Out Option will be subject to the obtaining of the requisite approvals for the Proposed Stapling Transaction. GPT Unitholders participating in the GPT Cash Out Option will be paid after the Implementation Date.

III. Request for Exemption

Rule 102 of Regulation M is an anti-manipulation rule that, subject to certain exceptions, prohibits an issuer or affiliated purchaser from directly or indirectly bidding for, purchasing or arranging for others to bid for or purchase, securities that are the subject of a distribution or "reference securities" during a specified restricted period. The Proposed Stapling Transaction is a business combination that is functionally equivalent to a merger. The Staff has indicated that merger transactions in which securities are distributed may be considered "distributions" for purposes of Regulation M. Accordingly, since the parties intend to make the Proposed Stapling Transaction available to U.S. Security Holders, Lend Lease and GPT will need to comply with Regulation M in connection with the above-described transaction, absent an exemption.

Under Regulation M, a "reference security" is any security into which the security that is the subject of the distribution may be converted, exchanged, or exercised or which, under the terms of the security being distributed, may in whole or in significant part determine the value of the distributed security. Given the nature of a stapled security, which is the security being distributed in the Proposed Stapling Transaction, each of the Lend Lease Shares and the GPT Units will, in significant part, determine the value of the Stapled Security. Accordingly, pursuant to Rule 102 of Regulation M, Lend Lease and GPT are each restricted from bidding for, purchasing, or arranging for others to bid for or purchase, each of the Stapled Securities, the Lend Lease Shares and the GPT Units during the applicable restricted period. In the case of a merger, the applicable restricted period is the period commencing on the date on which the proxy materials are first distributed to the Securities Holders and ending on the date on which Lend Lease Shareholders or GPT Unitholders, as applicable, can vote on the merger transaction.[3] As the Proposed Stapling Transaction is described above in Section II.A., this period would commence on or about October 15, 2004 and end on November 17, 2004, the proposed date of the vote on the transactions.

This restricted period conflicts with the structure of the proposed transaction and the timing of the Off-Market Share Buy-Back, the GPT Cash Out Option and the Lend Lease Subscription. As discussed above, the Lend Lease Shareholders and the GPT Unitholders will be voting on, and receiving information memoranda relating to, the Proposed Stapling Transaction. The information memoranda will also describe the Off-Market Share Buy-Back, the GPT Cash Out Option and the Lend Lease Subscription for GPT Units. In addition, the Lend Lease Shareholders will, as discussed above, be receiving a separate booklet setting out the terms and conditions of the Off-Market Share Buy-Back.

At the same time they are being asked to submit proxies for approval of the Proposed Stapling Transaction, Lend Lease Shareholders and GPT Unitholders will be asked to make elections to participate in (i) the Off-Market Share Buy-Back (Lend Lease Shareholders only) and (ii) the GPT Cash Out Option (GPT Unitholders only). Further, both Lend Lease Shareholders and GPT Unitholders will be asked to consider and approve the Lend Lease Subscription (as part of their approval of the stapling). Thus, Lend Lease and GPT will be offering to acquire (or seeking security holder approval to acquire) reference securities (i.e., the Lend Lease Shares and GPT Units).

It is important to emphasize, however, that no purchases of Lend Lease Shares under the Off-Market Share Buy-Back, no purchase of GPT Units by Lend Lease pursuant to the Lend Lease Subscription and no purchases of GPT Units under the GPT Cash Out Option will occur until after the votes of the Lend Lease Shareholders and the GPT Unitholders have taken place.

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3 See Staff Legal Bulletin No. 9 ***"Frequently Asked Questions About Regulation M"***.

The Regulation M adopting release states that Regulation M is intended to preclude manipulative conduct by persons with an interest in the outcome of an offering. *See* Exchange Act Release No. 38067 (December 20, 1996). Pursuant to Rule 102(e) of Regulation M, the Staff may, upon request, grant exemptions from the application of Regulation M to a particular transaction. For the reasons discussed below, we believe the Staff should grant exemptive relief from the application of Rule 102 to allow the proposed transaction to proceed in the manner contemplated herein.

In our view, the policies and purposes underlying Regulation M and the cross-border tender offer rules will not be furthered by applying Rule 102 to the transaction described above. There is no possibility in the proposed transaction of the type of manipulative conduct that Regulation M is intended to address. All of the purchase and sale transactions discussed above will be fully disclosed and explained in the Shareholder Information Memorandum, the Unitholder Information Memorandum and the Off-Market Buy-Back booklet. Each of the Lend Lease Shareholders and GPT Unitholders will have the opportunity to vote in respect to the Proposed Stapling Transaction and in respect of the subscription by Lend Lease for GPT Units (as part of their approval of the stapling). In addition, the Lend Lease Shareholders will be asked to vote on the Off-Market Share Buy-Back.

Moreover, but for the Proposed Stapling Transaction, none of the other transactions that give rise to issues under Regulation M as a result of the Proposed Stapling Transaction would be undertaken. The overlapping timing of these transactions is a result of the fact that most of the individual transactions are subject to approval by Lend Lease Shareholders and/or GPT Unitholders as applicable and, with the exception of the Off-Market Share Buy-Back, are conditional upon the effectiveness of the stapling. There is no attempt to manipulate the market price of the Lend Lease Shares, the GPT Units or the Stapled Securities. As discussed in Section II above, the guiding principle in each of the proposed transactions is to provide value to Security Holders.

Both Lend Lease and GPT are subject to regulation by the Australian Securities and Investments Commission ("**ASIC**") and the ASX. The proposed transaction is likewise subject to review and regulation by ASIC and the ASX and is being conducted in accordance with applicable Australian regulatory requirements. Such regulatory requirements permit the Off-Market Share Buy-Back, the Lend Lease Subscription and the GPT Cash Out Option to proceed during the pendancy of the Proposed Stapling Transaction. We do not believe that the granting of the requested relief for transactions principally governed by Australian law is inconsistent with or in conflict with the goals of Regulation M. We believe that adequate protection exists under Australian laws and the regulations of ASIC and the ASX to safeguard the interests of the Security Holders and prevent the types of manipulative activities which Regulation M is intended to prohibit. It should also be emphasized that neither Lend Lease nor GPT is a registrant under the Exchange Act and neither the Lend Lease Shares nor the GPT Units are traded on any U.S. national securities exchange or on the Nasdaq Stock Market. Moreover, U.S. ownership of the Lend Lease Group (the economic entity created by the stapling) is expected to be less than 10% of the total at the conclusion of the Proposed Stapling Transaction. The Lend Lease Group has no present intention to register the Stapled

Securities under the Exchange Act. In these circumstances, we believe that the limited U.S. regulatory interest in this transaction should be satisfied by the protections afforded Security Holders under Australia's regulatory regime.

We note that in the Cross-Border Release the Commission indicated that the cross-border tender and exchange offer rules were adopted to encourage the inclusion of U.S. securities holders in tender offers, exchange offers and business combinations of foreign private issuers. While no general exception from Regulation M was adopted for Rule 802 transactions and cross-border tender offers, the Cross-Border Release indicated that the Commission would evaluate the need for exemptions from Regulation M in the context of Rule 802 offerings. *See* Cross-Border Release. Absent an exemption from the application of Rule 102 of Regulation M, Lend Lease and GPT would be unable to include U.S. Security Holders in the Proposed Stapling Transaction and such holders would have to be cashed out on a mandatory basis. We note that the Staff has, in the past, granted relief from the application of Rule 102 of Regulation M in the connection with the conduct of a cross-border tender offer in somewhat analogous circumstances. *See* ***TotalFinaElf, S.A.*** (September 18, 2000).

Based on the facts and circumstances described above, we respectfully request that the Staff of the Division of Market Regulation grant an exemption from Rule 102 of Regulation M, pursuant to the provisions of paragraph (e) thereof, to permit Lend Lease and GPT to conduct the Off-Market Share Buy-Back, the GPT Cash Out Option and the Lend Lease Subscription, as described herein, during the Proposed Stapling Transaction.

If you have any questions regarding this request, or if you need any additional information, please do no hesitate to contact me at 212-626-4729 or my partner, Thomas J. Rice, at 212-626-4412.

Very truly yours,

Carol B. Stubblefield

cc: Thomas J. Rice
Coudert Brothers LLP

Robert H. Williams
Skadden, Arps, Slate, Meagher & Flom (International)